Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Additional Information

In connection with the proposed transfer to Marathon Oil Corporation by Ashland Inc. of its interest in Marathon Ashland Petroleum LLC and other related businesses, each of Marathon, New EXM Inc. and ATB Holdings Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 that included a preliminary proxy statement of Ashland and a prospectus of Marathon, New EXM and ATB Holdings. Investors and security holders are urged to read the preliminary proxy statement/prospectus, which is available now, and the definitive proxy statement/prospectus, when it becomes available, because it contains and will contain important information. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus (when it is available) and other documents filed by Marathon, Ashland, New EXM and ATB Holdings with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The information herein contains forward-looking statements with respect to the proposed acquisition of Ashland’s 38 percent interest in MAP and the anticipated effects of private letter rulings from the IRS with respect to the tax treatment of the MAP transaction. Some factors that could affect the acquisition and the anticipated tax treatment effects include modifications to the transaction, an adverse ruling from the IRS regarding certain tax basis issues, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, and updated Ashland solvency opinions. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements. In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003 and subsequent Forms 10-Q and 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains the text from a press release issued December 20, 2004. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Press Release:

MARATHON PROVIDES UPDATE ON

PROPOSED TRANSACTION WITH ASHLAND

HOUSTON, December 20, 2004 – As previously announced, Marathon Oil Corporation (NYSE: MRO) has entered into an agreement with Ashland Inc. (NYSE: ASH) through which Marathon would acquire Ashland’s 38 percent interest in Marathon Ashland Petroleum LLC (MAP). The transaction is subject to several previously disclosed conditions, including receipt of favorable private letter rulings from the Internal Revenue Service (IRS) with respect to the tax treatment of the transaction.

As previously disclosed, Ashland may incur Section 355(e) gain on the transaction, which is equal to the difference between the fair market value of the New Ashland shares to be issued in the transaction and the tax basis of New Ashland. One of the IRS rulings requested by Marathon and Ashland is that the effect of New Ashland’s assumption of certain contingent liabilities on the basis of New Ashland’s shares will be determined under Section 358(h)(1) or Section 358(h)(2) of the Internal Revenue Code or, alternatively, such basis will be determined in a way that will not cause a greater amount of Section 355(e) gain to be recognized as a result of such assumption of liabilities. The IRS has indicated that it intends to rule adversely on this specific tax basis issue. Under the IRS’ indicated position on this issue, the basis of the New Ashland shares would be reduced by the amount of such contingent liabilities in a manner that would likely create additional Section 355(e) gain. We disagree with the IRS’ position on this issue and will continue to attempt to resolve the matter with the IRS. Marathon believes that the IRS will grant all of the other rulings requested by Marathon and Ashland.

Although the IRS has not formally ruled, Marathon and Ashland are considering possible modifications to the transaction that would allow the transaction to close in a manner that delivers to both companies benefits and value similar to those originally contemplated. There is substantial risk that no acceptable modifications will be found. Any modifications to the transaction would require approval of the Board of Directors of each of Marathon and Ashland and the transaction would remain subject to the approval of Ashland’s shareholders. If no acceptable modifications are found, Marathon will evaluate other alternatives for the transfer of Ashland’s interest in MAP to Marathon, including the call option.